EXHIBIT 12.1
Ratio of Earnings to Fixed Charges and
Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
	2009	2008	2007
	(In thousands, except ratios)

Income (loss) before income taxes	$(9,802)	$440,787	$41,379
Interest expense	28,292	29,039	36,042
Rental expense attributable to interest	505	338	102

Earnings	$18,995	$470,164	$77,523

Interest expense	$28,292	$29,039	$36,042
Capitalized interest	66	1,233	2,647
Rental expense attributable to interest	505	338	102
Preferred stock dividends	—	—	45

Fixed charges and preferred stock dividends	$28,863	$30,610	$38,836

Ratio of earnings to fixed charges (a)	0.66	15.36	2.00

Insufficient coverage	$(9,868)	$—	$—

Ratio of earnings to fixed charges and preferred stock dividends (b)	0.66	15.36	2.00

Insufficient coverage	$(9,868)	$—	$—

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:
•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.
(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:
•	earnings include income (loss) before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.